Exhibit 1

FOR IMMEDIATE RELEASE

Cimatron Reports $1.0M Non-GAAP Operating Profit
in the Third Quarter of 2012

- Declares dividend of NIS 0.41 (approximately US$0.105) per share

Givat Shmuel, Israel, – November 7th, 2012– Cimatron Limited (NASDAQ and TASE: CIMT), a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced financial results for the third quarter and first nine months of 2012.

Highlights of Cimatron’s results for these periods include the following:

•	3% year-over-year revenue increase on a constant currency basis in Q3 2012
•	27% year-over-year non-GAAP operating profit increase in the first nine months of 2012
•
$5.1M positive cash flow from operating activities in the first nine months of 2012, excluding a one-time payment of $2.5M to the Office of Chief Scientist in the Israeli Ministry of Industry, Trade and Labor (OCS)

Concurrently with the announcement of its results, Cimatron today also declared a cash dividend of NIS 0.41 (approximately US$0.105) per share on outstanding ordinary shares, representing a total dividend payment of approximately $1.0 million.

The dividend is payable on December 17, 2012 to shareholders of record at the close of business on November 28, 2012.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, noted “Revenue in the third quarter of 2012 increased by 3% compared to the third quarter of 2011 on a constant currency basis (down 2% in nominal values), with the highest growth coming from North America, and a healthy growth in Europe, mainly in Germany and Italy. Typically, the third quarter of each calendar year is our weakest of the year, and the third quarter of 2012 was no exception. Yet, we are pleased with our continued healthy operating profit margins and cash flows. Cash flow from operating activities in the first nine months of 2012 was $5.1M (excluding the $2.5M one-time payment to the OCS that we announced in August this year). Our confidence in continued profitability and positive cash flows going forward allows us to announce yet another dividend distribution of approximately $1M payable on December 17, 2012 to shareholders of record at the close of business on November 28, 2012.” concluded Mr. Haran.

The following provides details on Cimatron’s GAAP and non-GAAP results for the third quarter and first nine months of 2012:

GAAP:

Revenues for the third quarter of 2012 were $9.5 million, compared to $9.6 million recorded in the third quarter of 2011. For the first nine months of 2012, revenues were $30.0 million, compared to $28.5 million in the same period of 2011.

Gross Profit for the third quarter of 2012 was $8.2 million, as compared to $8.3 million in the same period in 2011. Gross margin in the third quarter of 2012 was 87% of revenues, the same as in the third quarter of 2011. For the first nine months of 2012, gross profit was $26.4 million, compared to $24.6 million in the same period of 2011. Gross margin for the nine months ended September 30th, 2012 was 88% compared to a gross margin of 86% for the first nine months of 2011. The higher gross margin in the first nine months of 2012 as compared to the parallel period in 2011 mainly reflects the agreement with the OCS that was announced in August 2012.

Operating profit in the third quarter of 2012 was $0.7 million, the same as in the third quarter of 2011. In the first nine months of 2012, Cimatron recorded an operating profit of $3.4 million, compared to an operating profit of $2.2 million in the first nine months of 2011.

Net Profit for the third quarter of 2012 was $0.5 million, or $0.06 per diluted share, compared to a net profit of $0.0 million, or $0.00 per diluted share, recorded in the same quarter of 2011.  In the first nine months of 2012, net profit was $2.4 million, or $0.25 per diluted share, compared to a net profit of $1.2 million, or $0.13 per diluted share, in the first nine months of 2011.

Non-GAAP:

Revenues for the third quarter of 2012 were $9.5 million, compared to $9.6 million recorded in the third quarter of 2011. For the first nine months of 2012, revenues were $30.0 million, compared to $28.5 million in the same period of 2011.

Gross Profit for the third quarter of 2012 was $8.4 million, as compared to $8.5 million in the same period in 2011. Gross margin in the third quarter of 2012 was 89% of revenues, compared to 88% of revenues in the third quarter of 2011. In the first nine months of 2012, gross profit was $26.4 million, compared to $25.0 million in the first nine months of 2011. Gross margin for the nine months ended September 30th, 2012 was 88%, the same as in the first nine months of 2011.

Operating Profit in the third quarter of 2012 was $1.0 million, the same as in the third quarter of 2011. In the first nine months of 2012, Cimatron recorded an operating profit of $3.8 million, compared to an operating profit of $3.0 million in the first nine months of 2011.

Net profit for the third quarter of 2012 was $0.7 million, or $0.07 per diluted share, compared to a net profit of $0.8 million, or $0.09 per diluted share, recorded in the same quarter of 2011. In the first nine months of 2012, net profit was $2.7 million, or $0.29 per diluted share, compared to a net profit of $2.9 million, or $0.31 per diluted share, in the first nine months of 2011.

The contrast between non-GAAP operating profit (which rose in the first nine months of 2012 compared to the same period of 2011) and non-GAAP net profit (which slightly declined in the first nine months of 2012 compared to the corresponding period of 2011) was mainly attributable to an increase in income tax expense.  Income tax expense constituted 26% of income before taxes in the first nine months of 2012, causing a more significant reduction in non-GAAP net profit, whereas it constituted only 3% of income before taxes in the first nine months of 2011. The main reason for the higher effective tax rate in 2012 is the Company’s having completed the use of its remaining U.S. tax loss carry-forwards towards the end of 2011.

Conference Call

Cimatron's management will host a conference call today, November 7th, 2012, at 9:00 EST, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-668-9141
International: +972-3-9180609
Israel: 03-9180609

For those unable to listen to the live call, a replay of the call will be available beginning on the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination and other accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP results. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With 30 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ exchange and the TASE under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer
Cimatron Ltd.
Tel.; 972-73-237-0114
E-mail: ilane@cimatron.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Total revenue	9,463	9,619	29,957	28,488

Total cost of revenue	1,218	1,288	3,570	3,906

Gross profit	8,245	8,331	26,387	24,582

Research and development expenses, net	1,613	1,654	4,935	4,708

Selling, general and administrative expenses	5,918	5,928	18,019	17,654
Operating income	714	749	3,433	2,220

Financial income (expenses), net	41	(163)	(51)	(9)

Taxes on income	(199)	(566)	(999)	(988)

Other	(18)	1	(7)	(9)

Net income	538	21	2,376	1,214

Less: Net (income) loss attributable to the noncontrolling interest	(15)	(14)	(24)	13

Net income attributable to Cimatron's shareholders	$523	$7	$2,352	$1,227
Net income per share - basic and diluted	$0.06	$0.00	$0.25	$0.13

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,314	9,300	9,308	9,235

Diluted EPS (in thousands)	9,331	9,315	9,325	9,284

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended						Nine months ended
	September 30,						September 30,
	2012			2011			2012			2011
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	9,463	-	9,463	9,619	-	9,619	29,957	-	29,957	28,488	-	28,488

Total cost of revenue	1,218		1,071	1,288		1,141	3,570		3,548	3,906		3,465
Non-cash amortization of acquired intangible assets		(147)			(147)			(441)			(441)
One-time income from OCS agreement								419

Gross profit	8,245	147	8,392	8,331	147	8,478	26,387	22	26,409	24,582	441	25,023

Research and development expenses, net	1,613	-	1,613	1,654	-	1,654	4,935	-	4,935	4,708	-	4,708

Selling, general and administrative expenses (1)	5,918	(99)	5,819	5,928	(99)	5,829	18,019	(296)	17,723	17,654	(303)	17,351
Operating income	714	246	960	749	246	995	3,433	318	3,751	2,220	744	2,964

Financial income (expenses), net	41	-	41	(163)	-	(163)	(51)	-	(51)	(9)	-	(9)

Taxes on income (2)	(199)	(90)	(289)	(566)	565	(1)	(999)	28	(971)	(988)	887	(101)

Other	(18)	-	(18)	1	-	1	(7)	-	(7)	(9)	-	(9)

Net income	538	156	694	21	811	832	2,376	346	2,722	1,214	1,631	2,845

Less: Net (income) loss attributable to the noncontrolling interest	(15)	-	(15)	(14)	-	(14)	(24)	-	(24)	13	-	13

Net income attributable to Cimatron's shareholders	$523	$156	$679	$7	$811	$818	$2,352	$346	$2,698	$1,227	$1,631	$2,858
Net income per share - basic and diluted	$0.06		$0.07	$0.00		$0.09	$0.25		$0.29	$0.13		$0.31

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,314		9,314	9,300		9,300	9,308		9,308	9,235		9,235

Diluted EPS (in thousands)	9,331		9,331	9,315		9,315	9,325		9,325	9,284		9,284
(1) Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.
(2) Non-GAAP adjustment to exclude the effect of deferred taxes and other non-cash tax provisions.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)
	September 30,	December 31,
	2012	2011

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$12,276	$11,787
Trade receivables	4,555	5,840
Other current assets	1,669	1,452
Total current assets	18,500	19,079

Deposits with insurance companies and severance pay fund	3,132	3,069

Net property and equipment	941	1,009

Total other assets	10,649	11,365

Total assets	$33,222	$34,522

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$47	$87
Trade payables	1,052	1,072
Accrued expenses and other liabilities	5,263	9,048
Deferred revenues	4,468	2,403
Total current liabilities	10,830	12,610

LONG-TERM LIABILITIES:
Accrued severance pay	4,193	4,135
Long-term loan	-	6
Deferred tax liability	366	639
Total long-term liabilities	4,559	4,780

Total shareholders’ equity	17,833	17,132
Total liabilities and shareholders’ equity	$33,222	$34,522

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

	Noncontrolling Interest	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity
Balance at December 31, 2011	$(131)	$313	$18,999	$(446)	$(851)	$(752)		$17,132
Changes during the nine months ended September 30, 2012:
Net income	24				2,352		2,376	2,376
Cash dividend paid					(1,863)			(1,863)
Exercise of share options		-	40					40
Unrealized gain on derivative instruments				218			218	218
Other				7			7	7
Foreign currency translation adjustment				(77)			(77)	(77)
Total comprehensive income							2,524
Balance at September 30, 2012	$(107)	$313	$19,039	$(298)	$(362)	$(752)		$17,833

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Nine months ended
	September 30,
	2012	2011

Cash flows from operating activities:
Net income	$2,376	$1,214

Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	1,007	1,042
Increase (decrease) in accrued severance pay	63	(56)
Deferred taxes, net	(272)	561

Changes in assets and liabilities:
Decrease in accounts receivable and prepaid expenses	1,051	23
Decrease (increase) in inventory	(2)	(6)
Decrease (increase) in deposits with insurance companies and severance pay fund	(63)	130
Increase (decrease) in trade payables, accrued expenses and other liabilities	(1,587)	1,210
Net cash provided by operating activities	2,573	4,118

Cash flows from investing activities:
Proceeds from sale of property and equipment	1	-
Purchase of property and equipment	(243)	(282)
Net cash used in investing activities	(242)	(282)

Cash flows from financing activities:
Short-term bank credit	(40)	(5)
Long-term bank credit	(7)	(35)
Cash dividend paid	(1,863)	(3,216)
Proceeds from issuance of shares upon exercise of options	40	733
Net cash used in financing activities	(1,870)	(2,523)

Net increase in cash and cash equivalents	461	1,313
Effect of exchange rate changes on cash	28	16
Cash and cash equivalents at beginning of period	11,787	10,221
Cash and cash equivalents at end of period	$12,276	$11,550
Appendix A - Non-cash transactions
Purchase of property on credit	$5	$119